Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: November 18, 2014

Dear Colleagues,

This morning, we announced our fiscal year 2015 second quarter results. I’m extremely pleased with our performance and momentum as we move into the second half of the year. I encourage you to read the full summary of our Q2 financial results in our press release and financial tables.

The company reported worldwide second quarter revenue of $4.4 billion, an increase of 5 percent on a constant currency basis. Our Q2 non-GAAP diluted earnings per share were $0.96, also growing 5 percent.

In addition to the above, and as reported in our GAAP earnings, we made a $100 million pre-tax charitable cash donation to the Medtronic Foundation. As you may know, the company routinely makes contributions to fund the Medtronic Foundation’s important work around the world. We took the opportunity in the second quarter to provide this multi-year funding contribution.

Overall, Q2 was a strong, balanced quarter, and we delivered revenue growth well within the range we forecasted for investors and Wall Street. Our Q2 results were also balanced from a geographic perspective, with 5 percent constant currency growth in both the U.S. and international markets.

I am particularly pleased with how we continue to execute on our three primary strategies – therapy innovation, globalization, and economic value. Across our business groups and regions, each of these strategic areas contributed to our growth this quarter.

We launched several meaningful technologies that are delivering clinical and economic value to the market and boosting our revenue growth. CVG launched the Attain® Performa quadripolar lead system in the U.S., and the Reveal LINQ™ miniaturized cardiac diagnostic monitor continues to deliver significant revenue growth. We also launched our new SEEQ™ Mobile Cardiac Telemetry System. RTG continues to execute on our Neuroscience strategy, as evidenced by our recent acquisitions of Visualase and Sapiens. We are in the process of launching a number of new Spine therapies, and in Surgical Technologies, our recently launched NuVent™ sinus balloon system is off to a great start. In our Diabetes Group, the strong ongoing U.S. launch of the MiniMed® 530G System with the Enlite® Sensor is driving not only solid growth in insulin pumps, but outstanding growth in continuous glucose monitoring.

In emerging markets, our globalization efforts contributed to strong results in several regions this quarter. Greater China returned to double-digit growth in Q2, and we continued impressive growth in our Middle East & Africa region, which delivered the ninth consecutive quarter of growth above 20 percent. Latin America also had a good Q2, driven by another quarter of growth exceeding 20 percent in Brazil.

Finally, we continued to grow our services and solutions portfolio by advancing strategies to provide more efficient and high value care to patients across the care continuum. Our Cath Lab Managed Services business continues to grow in Europe. We completed the acquisition of NGC Medical, a privately-held Italian-based manager of cardiovascular suites, operating rooms, and intensive care units, which will further enhance the momentum of our cath lab managed services offering. In fact, we now have almost 40 long-term agreements with hospital systems, including 21 agreements added this quarter from our NGC acquisition, which in total represent over $900 million dollars of committed revenue over an average contract period of 5 to 6 years. Cardiocom also continues to deliver strong results, with over 80,000 patients on the service, driven in part by growth in government accounts, home health providers and hospital systems.

Looking ahead, I am confident that these strategies, coupled with our increasing market diversification, will enable us to consistently deliver dependable growth.

As I communicated recently, we continue to make great progress on our proposed acquisition of Covidien. The integration teams are finalizing their post-close integration plans; we continue to receive and advance required regulatory approvals around the world; and the new leadership team that will be seated upon the closing of the transaction is collaborating to define the organizational governance and decision making model we will use in the future.

This work, while consuming for all of us, is critical to ensure we hit the ground running upon close and preserve the current momentum of both companies. As we continue these efforts, I am excited at the potential for our combined company to transform healthcare and contribute to our Mission. In the meantime, I want to reiterate that we must remain focused on delivering our commitments, and continue to operate as separate companies.

Thank you for your hard work this quarter, and for your continued passion and commitment to alleviating pain, restoring health and extending life for patients around the world.

Regards,

Omar Ishrak

Chairman and CEO

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to make available to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.